Filed Pursuant to Rule 433

Registration No. 333-232691

Free Writing Prospectus dated March 14, 2022

(to Prospectus dated March 27, 2020 and

Preliminary Prospectus Supplement dated March 14, 2022)

Pricing Term Sheet

$2,300,000,000

B.A.T CAPITAL CORPORATION

$700,000,000 4.742% Notes due 2032

$600,000,000 5.650% Notes due 2052

B.A.T. INTERNATIONAL FINANCE P.L.C.

$1,000,000,000 4.448% Notes due 2028

March 14, 2022

Issuers:	BATCAP Notes: B.A.T Capital Corporation (“BATCAP”) BATIF Notes: B.A.T. International Finance p.l.c. (“BATIF” and, together with BATCAP, the “Issuers” and each, an “Issuer”)

Guarantors:

BATCAP Notes: British American Tobacco p.l.c.,

B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and Reynolds American Inc.

BATIF Notes: British American Tobacco p.l.c.,

B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V. and Reynolds American Inc.

Security Title:

4.742% Notes due 2032 (the “2032 BATCAP Notes”)

5.650% Notes due 2052 (the “2052 BATCAP Notes” and, together with the 2032 BATCAP Notes, the “BATCAP Notes”)

4.448% Notes due 2028 (the “BATIF Notes” and, together with the BATCAP Notes, the “Notes”)

Ranking:	Senior and Unsubordinated

Form:	SEC-Registered Global Notes

Principal Amount:	$700,000,000 for the 2032 BATCAP Notes $600,000,000 for the 2052 BATCAP Notes $1,000,000,000 for the BATIF Notes

Maturity Date:	March 16, 2032 for the 2032 BATCAP Notes March 16, 2052 for the 2052 BATCAP Notes March 16, 2028 for the BATIF Notes

Interest Rate:	4.742% per annum for the 2032 BATCAP Notes 5.650% per annum for the 2052 BATCAP Notes 4.448% per annum for the BATIF Notes

Benchmark Treasury:	1.875% due February 15, 2032 for the 2032 BATCAP Notes 1.875% due November 15, 2051 for the 2052 BATCAP Notes 1.875% due February 28, 2027 for the BATIF Notes

Benchmark Treasury Price and Yield:	97-20 / 2.142% for the 2032 BATCAP Notes 86-30+ / 2.500% for the 2052 BATCAP Notes 98-30+ / 2.098% for the BATIF Notes

Spread to Benchmark Treasury:	+260 bps for the 2032 BATCAP Notes +340 bps for the 2052 BATCAP Notes +235 bps for the BATIF Notes

Yield to Maturity:	4.742% for the 2032 BATCAP Notes 5.900% for the 2052 BATCAP Notes 4.448% for the BATIF Notes

Day Count Convention:	30/360 (or, in the case of an incomplete month, the number of days elapsed)

Business Day Convention:	Following, Unadjusted

Price to Public:	100.000% for the 2032 BATCAP Notes 96.503% for the 2052 BATCAP Notes 100.000% for the BATIF Notes

Net Proceeds to Issuer (before Expenses):	$697,200,000 for the 2032 BATCAP Notes $574,518,000 for the 2052 BATCAP Notes $996,750,000 for the BATIF Notes

Interest Payment Dates:	Semi-annually in arrears on March 16 and September 16 of each year, commencing on September 16, 2022

Interest Payment Record Dates:	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Optional Redemption:	Each Issuer may redeem the relevant series of Notes issued by it in whole or in part, at its option, at any time and from time to time before the applicable Par Call Date (as set out in the table below) at a redemption price equal to the greater of (x) 100% of the principal amount of the series of Notes to be redeemed and (y) the sum of the present values of the applicable Remaining Scheduled Payments (as defined in the Prospectus) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed) at the Treasury Rate (as defined in the Prospectus), plus the applicable Make-Whole Spread (as set out in the table below) together with accrued and unpaid interest on the principal amount of the series of Notes to be redeemed to, but excluding, the date of redemption.

Each Issuer may redeem the relevant series of Notes issued by it on or after the applicable Par Call Date at a redemption price equal to 100% of the principal amount of the series of Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

	Series	Par Call Date	Make-Whole Spread

	2032 BATCAP Notes 2052 BATCAP Notes BATIF Notes	December 16, 2031 September 16, 2051 February 16, 2028	40 basis points 50 basis points 40 basis points

Trade Date:	March 14, 2022

Expected Settlement Date:	March 16, 2022 (T+2)

Expected Ratings:	Baa2 (Moody’s) / BBB+ (S&P)

CUSIP:	05526D BW4 for the 2032 BATCAP Notes 05526D BV6 for the 2052 BATCAP Notes 05530Q AP5 for the BATIF Notes

ISIN:	US05526DBW48 for the 2032 BATCAP Notes US05526DBV64 for the 2052 BATCAP Notes US05530QAP54 for the BATIF Notes

Governing Law:	State of New York

Listing and Trading:	Application will be made to list the Notes on the New York Stock Exchange. No assurance can be given that such application will be approved or that any of the Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes. Currently there is no active trading market for the Notes.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

Bookrunners:	Bank of China Limited, London Branch Commerz Markets LLC Lloyds Securities Inc. Standard Chartered Bank

Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

AMENDMENTS TO THE PRELIMINARY PROSPECTUS SUPPLEMENT

In addition to the pricing information set forth above, the Preliminary Prospectus Supplement is hereby amended to reflect the following change.

The section named “Capitalization” on pages S-12 and S-13 of the Preliminary Prospectus Supplement is replaced with the following:

“CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization, including indebtedness, as of December 31, 2021, on an actual basis and on an as adjusted basis after giving effect to the following events that occurred since December 31, 2021: (i) this offering (see note 2 to the table below), (ii) the net issuance of £1,663 million of commercial paper to February 28, 2022 (see notes 3 and 6 to the table below); and (iii) the utilization of a short-term bilateral facility to February 28, 2022 (see note 4 to the table below).

	As at December 31, 2021(1)	As adjusted
	£ m	£ m
Cash and cash equivalents(2)(3)(4)	2,809	6,699
Current interest-bearing liabilities	3,992	6,155
Unsecured, guaranteed bond issuance	2,447	2,447
Unsecured commercial paper(3)	269	1,932
Unsecured other loans(4)	500	1,000
Secured bank loans	10	10
Unsecured bank loans	294	294
Bank overdrafts	346	346
Lease liabilities	126	126

Non-current interest-bearing liabilities	35,666	37,405
Unsecured, guaranteed bond issuance(2)	35,337	37,076
Unsecured bank loans	9	9
Lease liabilities	320	320
Total borrowings	39,658	43,560
Share capital(5)	614	614
Share premium, capital redemption and merger reserve	26,622	26,622
Other reserve	(6,032)	(6,032)
Retained earnings(6)	44,212	44,200
Owners of the parent	65,416	65,404
Non-controlling interests	300	300
Perpetual hybrid bonds	1,685	1,685
Total equity	67,401	67,389
Total capitalization	107,059	110,949

Notes:

(1)

Other than the total current interest-bearing liabilities and the total non-current interest-bearing liabilities and the breakdown of their respective components, the amounts shown in the table as at December 31, 2021 were extracted directly from our audited financial statements for the year ended December 31, 2021, included in the 2021 Form 20-F filed on March 8, 2022.

(2)

For illustrative purposes, this table has been prepared based on the assumption that this offering will increase our unsecured, guaranteed bond issues by £1,739 million and will increase our cash and cash equivalents, by £1,739 million. Solely for the purpose of reflecting this offering in the table above, amounts denominated in USD were translated to GBP at the March 14, 2022 exchange rate of GBP £1.000 = USD $1.305.

(3)

As of February 28, 2022, as a result of repayments and issuances after December 31, 2021, our unsecured commercial paper increased by a net amount of £1,663 million and, solely as it relates to the repayments and issuances of commercial paper, our cash and cash equivalents, increased by £1,651 million. Commercial paper in USD and EUR were translated to GBP at the February 28, 2022 exchange rate of GBP £1.000 = USD $ 1.342 and GBP £1.000 = EUR € 1.195, respectively.

(4)

As of February 28, 2022, as a result of the utilization of a short-term bilateral facility after December 31, 2021, our unsecured other loans increased by £500 million and, solely as it relates to the utilization of such bilateral facility, our cash and cash equivalents increased by £500 million.

(5)

Issued share capital as of December 31, 2021 comprised 2,456,617,788 ordinary shares. As of close of business on March 11, 2022, BAT has effected the repurchase of 6,715,000 of its ordinary shares, pursuant to the announcement made on February 11, 2022 of a £2 billion repurchase program in 2022.

(6)

As adjusted retained earnings comprises the BAT Group’s retained earnings at December 31, 2021 of £44,212 million adjusted for a decrease of £12 million in respect of foreign exchange and interest associated with the commercial paper issued and repaid. The adjustment to retained earnings excludes the impact of derivatives used to minimize balance sheet translation exposure in line with the BAT Group’s risk management policies.

Other than as disclosed above, the information contained in the table above has not changed materially since December 31, 2021, with the exception of an additional utilization of a short-term bilateral facility for an amount of £500 million for the period from March 1, 2022 to March 14, 2022. This transaction has not been included in the “As adjusted” column. BAT expects to repay £1.5 billion of drawings from bilateral facilities between March 16, 2022 and March 21, 2022.”

It is expected that delivery of the Notes will be made against payment therefor on or about March 16, 2022, which will be two business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+2”).

Bank of China Limited, London Branch, as an underwriter, will only offer and sell Notes in non-U.S. jurisdictions, and it will not offer and sell any of the Notes in or from the United States or to any resident of the United States.

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the Financial Industry Regulatory Authority.

The Issuers and the Guarantors have filed a registration statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuers and the Guarantors have filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the Offering will arrange to send you the Prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Mizuho Securities USA LLC toll-free at 1-866- 171-7403 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

This Pricing Term Sheet is only being distributed to and is only directed at persons who are located outside the United Kingdom or persons who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, or “FSMA”) in

connection with the issue or sale of any Notes may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this Pricing Term Sheet, the recipient warrants and acknowledges that it is such a relevant person. The Notes are available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. No part of this Pricing Term Sheet should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Issuer. The Notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

Prohibition of sales to European Economic Area (“EEA”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of sales to United Kingdom (“UK”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.